UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 25, 2006

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

                                   BBVA                               Press
Release

                                 2005 results
      Net attributable profit at BBVA rises 30.2% to €3.8 billion

Earnings per share rose to 29.5% and total dividends paid against 2005 results will increase 21.1% to €0.531

The Group has set new records for quarterly and annual profit with growth in all business areas

  > Improvement at all levels: net interest income grew 17%, core revenues grew 16.9%, ordinary revenues 17.1% and operating profit grew 22%

  > Retail banking increased net attributable profit 13.1% to €1.6 billion

  > Wholesale and Investment Banking increased net attributable profit 46.6%
to €592m

  > In the Americas, net attributable profit climbed 52.3% to €1.8 billion

The Group increased lending 25.9%, total customer funds rose 22.4%, net equity
25% and total assets 17.2%

BBVA ends 2005 as the leading large European financial group in terms of profitability, efficiency and risk management

  > Return on equity (ROE) increased to 37%, compared to 33.2% a year earlier

  > The cost/income ratio improved from 48.6% to 46.7% (including depreciation) and from 44.6% to 43.2% (without depreciation)

  > The Group’s non-performing loan ratio fell from 1.13% to 0.94% and coverage increased from 219.7% to 252.5%

In 2005 BBVA’s net attributable profit was €3.8 billion, 30.2% higher than
2004. The increase was mainly due to a sharp rise in business activity and revenues in all business areas and to improvements in all recurrent revenues.
These led to an increase of 22% in operating profit. Earnings per share (EPS)
grew 29.5% and net attributable profit in the fourth quarter jumped 46% to
€1.1 billion. This was the highest quarterly profit achieved by the Group so far. In view of the highly positive earnings, BBVA will propose a 20.1%
increase in the total dividend. Therefore the final payment of the dividend will rise 31%, bringing pay-out to 47.3%.

BBVA increased its competitive strength in the European financial sector in
2005 thanks to enviable positioning, to the recurrency and sustainability of its earnings and to an excellent combination of strong growth and risk-adjusted profitability.

In 2005 the Group recorded significant improvements in the main business ratios and other indicators. These figures already stood at exemplary levels in the international context. It ended 2005 with record quarterly and annual profits. The level of its profit, risk quality and efficiency, and the increases in EPS and dividends, place the bank at the head of large European financial groups.

BBVA is the most profitable group in Europe with ROE (return on equity) of
37%, compared to 33.2% at the end of 2004.

The Group improved its cost/income ratio substantially; at year-end it stood at 46.7% including depreciation. This was 1.9 percentage points better than at the end of 2004. Without depreciation the figure was 43.2%, compared to 44.6%
a year earlier. This is also puts BBVA in the top ranks of the sector.

It made important advances in risk management. The non-performing loan ratio fell to 0.94% (1.13% a year earlier) and coverage was 252.5%, compared to
219.7%.

Lastly the Group ended the year with adequate levels of capital. The BIS ratio was 12% and core capital 5.6%, after acquiring Hipotecaria Nacional, Laredo
National Bank and Granahorrar (operations concluded during 2005).

The bank also opened an important number of new branches in Spain in 2005, adding 193 to its network and raising the total to 3,578, compared to 3,385 at the end of 2004. The number of branches and the workforce also increased in the Americas due the acquisitions mentioned above.

The Group pursued its strategy of profitable growth, increasing lending 25.9%
and customer funds 22.4%. Total assets grew 17.2% to €392 billion and net equity rose 25% during the year.

The most relevant financial aspects of the BBVA Group in 2005 are summarised below:

> Attributable net income in 2005 rose to €3.8 billion, an increase of 30.2%
over the €2.9 billion obtained in 2004. The profit figures for the full year and for the fourth quarter were both all-time records.

> Earnings per share grew 29.5% to €1.12 and ROE increased to 37% (33.2% in
2004).

> The considerable increase in profit in 2005 was mainly due to positive performance from all sources of revenue. Operating profit rose to €6.82 billion, an increase of 22.0%.

> Apart from the high level of profit, its significant upward trend and the excellent quality of earnings, the year-on-year comparisons for each quarter show that growth in all margins and in profit is accelerating.

> Ordinary revenues rose 17.1% on favourable performance of all components.
These included net interest income which grew 17.0% and income from fees and insurance, which rose 16.4%. Operating costs including amortisation and depreciation grew more slowly (at 12.0%) and, on a like-for-like basis, this figure was 8.4%.

> As a result, the cost/income ratio, including amortisation and depreciation, stands at 46.7% after improving 1.9 points over 2004 (48.6%). Without amortisation and depreciation the ratio would be 43.2%.

> The strong increase in lending to customers was not incompatible with further improvement in asset quality. Thus the NPL ratio improved to 0.94% at
31-Dec-05, compared to 1.13% a year earlier. Coverage increased to 252.5%
(219.7% at 31-Dec-04).

> At year-end, core capital stood at 5.6%. Tier 1 capital was 7.5% and the BIS ratio 12.0%. Excluding the acquisitions made during the year, core capital stands at 6.2%.

> On January 10th, the Group paid a third interim dividend of €0.115 per share against 2005 results. Like the amounts paid in July and October this was 15%
higher than dividends a year earlier. In view of the 2005 earnings and the excellent outlook for the Group, it will be proposed an increase of 31% in the final dividend. This will bring total dividends against 2005 earnings to
€0.531, an increase of 20.1%. The pay-out will therefore be 47.3%.

> The high level of business activity in the Retail Banking Area for Spain and
Portugal led to a 20.1% increase in lending (supported by SME finance and mortgages) and a 10.0% rise in customer funds. This helped ordinary revenues to climb 8.3%. Operating profit and net attributable profit both recorded year-on-year increases of 13.1%. The net profit for this area came to €1.61 billion.

> In the Wholesale and Investment Banking Area the Group’s capacity to generate revenue was reflected by ordinary revenues (up 24.4%) and operating profit (up 33.9%). Helped by lower provisioning requirements, net attributable profit grew 46.6% to €592m.

> The Americas Area continued to enjoy strong growth in business activity, especially lending. This was reflected by revenues with increases of 32.6% in net interest income and 35.4% in operating profit. It lifted net attributable profit to €1.82 billion, an increase of 52.3% over 2004. On a like-for-like comparison (ie, excluding Hipotecaria Nacional, Laredo Nacional Bancshares and
BBVA Bancomer USA and, in December, Granahorrar in Colombia), operating profit rose 32.3% and net attributable profit 45.4%.

> Bancomer’s contribution is particularly significant. Operating profit jumped
46.2%, supported by net interest income (up 39.7% thanks to higher volume in the more profitable lines) and by net fee income (up 26.1%). Net profit shot up 56.3% to €1.19 billion (46.1% excluding Hipotecaria Nacional).

Lastly, at the end of December the Group announced a new organisation structure that will drive its global strategy of profitable growth and energise its transformation through innovative business models.

                   BBVA Group Highlights (consolidated figures)
     --------------------------------------------

                                 31-12-05 31-12-04%
BALANCE SHEET (million euros)
increase
Total assets                          392,389 334,678        17.2
Customer lending (gross)          222,413 176,673        25.9
On-balance sheet customer funds          259,200 207,884        24.7
Other customer funds                  143,887 121,553        18.4
Total customer funds                  403,087 329,437        22.4
Equity                                   17,302 13,805        25.3
Shareholders’ funds (including
              profit for the year)   13,036 10,961        18.9

INCOME STATEMENT (million euros)
Net interest income                    7,208  6,160        17.0
Core revenues                           11,756 10,060        16.9
Ordinary revenues                   13,024 11,120        17.1
Operating profit                    6,823  5,591        22.0
Pre-tax profit                            5,592  4,137        35.2
Net attributable profit                    3,806  2,923         30.2

DATA PER SHARE AND MARKET CAPITALIZATION
Share price                            15.08  13.05         15.6
Market capitalization (million euros)   51,134 44,251         15,6
Net attributable profit                     1.12   0.87        29.5
Book value                             3.84   3.23         18.9
PER (Price/earnings ratio; times)     13.4   15.1
P/BV (Price/book value ratio; times)      3.9    4.0

SIGNIFICANT RATIOS (%)
Operating profit / ATA                     1.87   1.73
ROE (Net
 attributable profit/Average equity)     37.0   33.2
ROA (Net profit / ATA)                     1.12   0.96
RORWA (Net profit / Risk weighted
                     average assets)     1.91   1.62
Efficiency ratio                     43.2   44.6
Efficiency ratio including
      depreciation and amortization     46.7   48.6
NPL ratio                             0.94   1.13
NPL coverage ratio                    252.5  219.7

CAPITAL ADEQUACY RATIOS (BIS Regulation) (%)
Total                                     12.0          12.5
Core capital                              5.6    5.8
TIER I                                      7.5    7.9

OTHER INFORMATION
Number of shares (million)            3,391         3,391
Number of shareholders                  984,891     1,081,020
Number of employees                   94,681 87,112
.. Spain                                   31,154 31,056
.. America (1)                           61,604 54,074
.. Rest of the world                    1,923  1,982
Number of branches                    7,410  6,868
.. Spain                                    3,578  3,385
.. America (1)                            3,658  3,303
.. Rest of the world                      174    180

__________________________________________________________________
(1) Includes those related to the BBVA Group' s banking, pension fund managers and insurance companies in all the American countries in which it is present.

================================================================================
                 BBVA Consolidated income statement (Million euros)
                 --------------------------------------------------
                                  Memorandum
                                                                        item:
                                                                     Incr % at
                                                                      constant
                                                         %            exchange
                                            2005     increase   2004    rates

Core net interest income            6,915 17.1  5,904 15.7
Dividends                              292 14.6    255 14.5

NET INTEREST INCOME                    7,208 17.0  6,160 15.7
Net income by the equity method              121 25.2     97 25.4
Net fee income                            3,940 15.4  3,413 13.7
Income from insurance activities      487 24.7    391 22.4

CORE REVENUES                           11,756 16.9 10,060 15.4
Net trading income                    1,267 19.6  1,060 19.0

ORDINARY REVENUES                   13,024 17.1 11,120 15.7
Net revenues from non-financial activities   126 (0.6)    126 (0.7)
Personnel costs                           (3,602) 10.9 (3,247)  9.8
General expenses                   (2,160) 16.7 (1,851) 15.2
Depreciation and amortization             (449)  0.1   (448) (1.7)
Other operating income and expenses (net)   (115)  4.6   (110)  1.2

OPERATING PROFIT                    6,823 22.0  5,591 20.7
Impairment losses on financial assets (net) (854)      (10.8)  (958) (12.4)
.. Loan-loss provisions                     (813)  3.7  (784)  1.6
.. Other                                      (41)      (76.3)  (174) (76.3)
Provisions (net)                     (454)      (46.6)  (851) (46.8)
Other income / losses (net)               77       (78.3)   355  (78.2)
.. From disposal of equity holdings       29       (90.7)   308  (90.8)
.. Other                                       49  4.4    47  9.0

PRE-TAX PROFIT                            5,592 35.2 4,137 33.8
Corporate income tax                   (1,521) 47.9   (1,029) 45.5

NET PROFIT                            4,071 31.0 3,108 29.9
Minority interests                     (264) 42.3  (186) 44.7

NET ATTRIBUTABLE PROFIT                    3,806 30.2 2,923 29.0

EARNINGS PER SHARE CALCULATION
Average ordinary shares in
          circulation (thousand)       3,390,852 0.6     3,372,205
Basic earnings per share             1.12       29.5      0,87
Diluted earnings per share             1.12       29.5      0,87

================================================================================

                 BBVA: Consolidated balance sheet  (Million euros)
  --------------------------------------------------
                               31-12-05% 31-12-04        30-09-05
                                                incr.

Cash and balances at Central Banks 12,341   21.9   10,123  13,239
Financial assets held for trading 44,012  (11.1)   49,512  44,544
Other financial assets at fair value  1,421   34.1     1,059   1,380
Financial assets available for sale 60,034   10.3   54,428  52,882
Loans and receivables                249,397   26.7  196,892 235,269
.. Due from banks                 27,470   64.5   16,703  25,037
.. Loans to customers                216,850   26.0  172,083 202,858
.. Other                                  5,076  (37.4)    8,106   7,374
Held to maturity investments          3,959   77.2    2,234   3,930
Investments in associates          1,473    5.3    1,399   1,446
Property, plant and equipment          4,383   11.3    3,940   4,256
Intangible assets                  2,070  152.1      821   1,730
Other assets                         13,299   (6.8)   14,269  16,190

TOTAL ASSETS                        392,389   17.2  334,678 374,867

Financial liabilities held for trading 16,271  (19.7)   20,263  19,595
Other financial liabilities at fair value  740  (11.3)      834     768
Financial liabilities at
                    amortised cost     329,505   19.5  275,767 308,348
.. Deposits by Central Banks and banks 66,315    3.1   64,349  61,363
.. Due to customers                182,635   21.7  150,075 166,128
.. Marketable debt securities         62,842   38.2   45,482  62,434
.. Subordinated debt                 13,723   11.3   12,327  13,720
.. Other                                  3,990   12.9    3,533   4,703
Liabilities under insurance contracts 10,501   29.4    8,114  10,215
Other liabilities                 18,071   13.7   15,894  19,034

TOTAL LIABILITIES                375,087   16.9  320,873 357,960

Minority interests                    977   32.5      738     916
Valuation adjustments                  3,289   56.1    2,107   3,546
Shareholders' funds                 13,036   18.9   10,961  12,446

EQUITY                                 17,302   25.3   13,805  16,908

TOTAL LIABILITIES AND EQUITY        392,389   17.2  334,678 374,867

MEMORANDUM ITEM:
Contingent liabilities                 29,862   38.5   21,558  26,978

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 25, 2006	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.